News Release

Burcon JV, Merit Functional Foods' First-of-its-Kind Plant Protein
Production Facility Commercially Ready

Vancouver, British Columbia, November 10, 2021 - Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, is pleased to announce that its joint venture partner, Merit Functional Foods' new 94,000 square-foot facility in Winnipeg, Manitoba, is commercially ready to supply its best-in-class pea and canola proteins to leading food and beverage customers.

"This marks another important milestone in the journey for Burcon as a pioneer in the development of novel new plant-based protein ingredients," said Johann F. Tergesen, Burcon's president and chief executive officer, adding, "Merit's new facility is now scaled to supply leading food and beverage customers with the highest purity pea and canola proteins available for use in plant-based applications."

Construction of Merit's new first-of-its-kind plant-based protein production facility was completed in December 2020.  During 2021, the engineers, technicians and management of Merit have been focused on the process of commissioning the facility, which involves planning, documenting, scheduling, testing, adjusting, verifying, and training, to provide a facility that operates as a fully functional unified system.  Production capability at Merit is now at a state where Merit's team believes it is largely "fine-tuning" the overall facility in the commissioning process, by individually balancing the numerous unit-process-operations that together form the overall production capability.

Merit produces, under license from Burcon, a lineup of innovative pea and canola protein ingredients, as well as a line of customized protein blend solutions branded as MeritPro™.  Merit is now supplying leading food and beverage customers with its complete line of pea and canola protein ingredients and as it ramps up production, expects to be capable of fulfilling larger orders from its growing sales pipeline.  Merit is the first and only commercial-scale facility in the world capable of producing food-grade protein from canola, the world's second-largest oilseed crop.  Burcon believes Merit's canola proteins, new and exciting entrants into the plant-based space, and Merit's pea proteins, are both perfectly positioned to offer a sustainable and environmentally friendly way to feed the world's growing population.

Quality and food safety were inherent in the design and construction of Merit's facility, which has led to its recent successful achievement of an AA score with the British Retail Consortium ("BRC") Global Food Safety Certification.  BRC is a leading global quality and food safety program, and its food safety audits are considered the gold standard for food and beverage companies around the world.  In addition, Merit's ingredients are Non-GMO Project Verified, Gluten Free certified, Kosher, and Halal, helping brands deliver label claims that align with consumers' allergen- and lifestyle-related needs.

The unique and proprietary membrane filtration process, under license from Burcon and used by Merit in the new facility, removes impurities and produces taste-forward products without the vegetal notes that have traditionally been associated with plant proteins. Merit is also taking steps to ensure a transparent supply chain for Merit's customers, with ingredients exclusively grown and produced in Canada. With growing concern regarding the origin of ingredients, these reduced "food miles" appeal to brands and consumers alike.

Merit's portfolio of plant-based protein ingredients includes a line of innovative pea proteins and first-to-market line of canola proteins, all of which offer food and beverage customers the ability to formulate using proteins with superior taste, function and nutrition.  Merit's line of pea proteins includes Peazazz® and Peazac®, while its line of canola proteins includes Puratein® C, Puratein® HS and Puratein® G.  Merit is also the first to offer the market customized pea and canola protein solutions through its MeritPro™ Solutions platform, which offers higher levels of plant protein in formulations, including a PDCAAS of 1.0. Through this platform, the company's R&D team evaluates customers' unique nutritional goals, functional requirements, processing considerations, and sensory outcomes to determine the most effective blend of pea and canola protein ratios.

Read the full news release from Merit Functional Foods here

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM